EX-(d)(4)(e)(i)

June 16, 2020

BlackRock Investment Management, LLC

40 East 52nd Street

New York, New York 10022

Attn:	Adrian Gonzalez
CC:	Office of the General Counsel

Re:	Side Letter to Sub-Advisory Agreement

Dear Sir or Madam,

This letter agreement (the “Letter Agreement”) is provided in connection with the Sub-Advisory Agreement, dated as August 27, 2012, as amended from time to time (the “Sub-Advisory Agreement”), by and between Lincoln Investment Advisors Corporation, a Tennessee corporation (the “Adviser”) and BlackRock Investment Management, LLC, a Delaware corporation (the “Sub-Adviser”), with respect to the services provided to the LVIP BlackRock Global Allocation Fund (the “Fund”), a series of Lincoln Variable Insurance Products Trust. Capitalized terms used in this Letter Agreement but not defined herein shall have the meanings given to such terms in the Sub-Advisory Agreement.

In consideration of the premises and the mutual agreements contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the Sub-Adviser and the Adviser hereby agree as follows:

1.

Authorization with Respect to Distressed Securities. Notwithstanding Section 1(l) of the Sub-Advisory Agreement, with respect to the Fund, the Sub-Adviser is hereby authorized to take any action with regard to any claim or potential claim in any bankruptcy proceedings, class action securities litigation, or other litigation or proceeding affecting securities held at any time in the Fund, including, without limitation, to file proofs of claim or other documents related to such proceedings (the “Litigation”), and to investigate, initiate, supervise, or monitor the Litigation involving the Fund.

2.

Termination. This Letter Agreement shall terminate automatically, without further action by any party, upon the termination of the Sub-Advisory Agreement. Otherwise, this Letter Agreement may be terminated by either party upon the same notice as is required to terminate the Sub-Advisory Agreement.

3.

General. Except as specifically set forth herein, all of the other terms and conditions of the Sub-Advisory Agreement shall remain unamended and in full force and effect. The parties agree that section headings in this Letter Agreement are for convenience of reference only and have no substantive meaning or effect. Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Letter Agreement. This Letter Agreement may be amended only by an instrument in writing executed by each of the parties hereto. This Letter

EX-(d)(4)(e)(i)

Agreement may be assigned only in conjunction with an assignment of the Sub-Advisory Agreement. This Letter Agreement may be executed in counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all the counterparts together constitute one and the same instrument. The parties agree that delivery of an executed counterpart of a signature page of this Letter Agreement electronically or by facsimile shall be effective as delivery of a manually executed counterpart of this Letter Agreement. This Letter Agreement shall be subject to the same governing law and jurisdiction as the Sub-Advisory Agreement.

[Signatures on following page]

EX-(d)(4)(e)(i)

IN WITNESS WHEREOF, the parties hereto have executed this Letter Agreement as of the date first above written.

Very truly yours,

LINCOLN INVESTMENT ADVISORS CORPORATION

By: /s/ Harold Singleton III

Name: Harold Singleton III

Title: Vice President/Managing Director

AGREED AND ACKNOWLEDGED:

BLACKROCK INVESTMENT MANAGEMENT, LLC

By: /s/ Mellisa Buccilli

Name: Mellisa Buccilli

Title: Director